September 9, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Donald Field, Esq.

Re:	EzFill Holdings, Inc.
Form S-1 (as amended)
File No. 333-256691

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, EzFill Holdings, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. Eastern Daylight Time, September 14, 2021, or as soon as practicable thereafter.

Very truly yours,

EZFill Holdings, Inc.

By:	/s/ Arthur Levine
Arthur Levine
Chief Financial Officer

2125 Biscayne Blvd. Ste. 309                |            305.791.1169              |               info@ezfillapp.com                |          getyourezfill.com